UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: June 12, 2007                        /s/ Joseph Grosso
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                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                          NEWS RELEASE - JUNE 12, 2007

                             LETTER TO SHAREHOLDERS

Dear Shareholders,

The recent judgment by the British Columbia Court of Appeal dismissing IMA's appeal on the Navidad project was an extreme disappointment and the company is continuing to assess its next steps regarding the Navidad dispute. Going forward from today, the clear focus of management will be to rapidly build a large, significant and diverse property portfolio capable of maximizing shareholder value.

To rebuild the company's asset base, IMA will be using its substantial cash reserves, which include a treasury of $7,500,000 plus the $18,500,000 the company has spent to date developing the Navidad Project that will be returned to IMA if the appeal is ultimately unsuccessful. As of today, post appeal the company would have $26,000,000, or almost $0.50 per share to grow its asset base and focus on the business of creating value through exploration. Management has a history of successful exploration and it is now time to begin the process anew for the benefit of all IMA shareholders.

We have been active in Argentina since 1993, in fact IMA was one of the first foreign mineral explorers in Argentina. Over time management has established an impressive network of contacts in the resource sector that extends throughout Argentina, Peru, Chile and Colombia. As seasoned explorers, it was our team that discovered Navidad and it was also our team that discovered the Gualcamayo gold deposit, which Yamana is planning to put into production in 2008. This same team is now seeking a range of exciting new exploration opportunities and we are confident that we can build a diverse and valuable property portfolio.

I would like to take this opportunity to thank IMA's shareholders, management and directors for their strong support and for staying the course while we move the company forward with future promising projects. We have the people, capital and network required to make IMA a strong and successful company we can all be proud of.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.